[LETTERHEAD OF BREYER & ASSOCIATES PC]

April 27, 2018

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:            Michael Clampitt, Staff Attorney
Re:          Mid-Southern Bancorp, Inc.
Registration Statement on Form S-1
Filed March 23, 2018
File No. 333-223875

Dear Mr. Clampitt:

On behalf of Mid-Southern Bancorp, Inc. Salem, Indiana ("Company"), and in response to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated April 18, 2018 (the "Comment Letter") on the Company's Registration Statement on Form S-1 (the "Registration Statement") filed with the Commission on March 23, 2018, we submit this letter containing the Company's response to the Comment Letter.  Concurrent with the filing of this letter, the Company is filing an amendment to the Registration Statement ("Pre-Effective Amendment No. 1").  The response set forth in this letter is numbered to correspond to the numbered comment in the Comment Letter.
For your convenience, we have set forth in boldface type the text of the Staff's comments from the Comment Letter, followed by our response.
Registration Statement on Form S-1

Summary

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communication, as defined in Rule 405 under the Securities Act of 1933, as amended (the "Securities Act"), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company's securities.  The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Securites and Exchange Commission
April 27, 2018

How We Determined the Offering Range….., page 6

2.	The Exchange Ratios presented agree with those presented in the Table on page 116, however, they do not agree with those disclosed in the first paragraph on page 116. Please reconcile or advise.

Response:

The Exchange Ratios contained in the first paragraph on page 121 have been revised so that they are consistent with the table that follows the disclosure.

We face significant operational risks because the financial services business involves a high volume of transactions and increased reliance on technology, including risk of loss related to cyber-security breaches, page 26

3.
In this risk factor you discuss the potential impact of operational risks. Have you suffered any significant losses or other damages as a result of operational risks, or has your controls testing indicated that you have a significant deficiency? Please revise to provide a description of any cyber incidents that you have experienced that are individually, or in the aggregate, material, including a description of the costs and other consequences and to provide the investor with an idea of the likelihood that a risk may impact your results and the potential impact on your assets and earnings. Refer to CF Disclosure Guidance: Topic No. 2 and Regulation S-K Item 503(c).

Response:

Please be supplementally advised that the Company neither has suffered any significant losses or other damages as a result of operational risks, nor has its controls testing indicated that the Company has a significant deficiency. In addition to the Company's knowledge there has not been any cyber incident. Additional disclosure has been added to page 26 of the prospectus stating that the Company is not aware of any material misappropriation, loss or other unauthorized disclosure of confidential or personally identifiable information as a result of a cyber-security breach or other act and clarifying the risks and potential impact of fraudulent activity, information security breaches and cybersecurity-related incidents.

Cyber-attacks or other security breaches could adversely affect our operations, net income or reputation, page 27

4.	Please clarify whether you have experienced any of the referenced types of breaches. Refer to CF Disclosure Guidance: Topic No. 2.

Response:

We have revised the risk factor on page 28 to indicate that the Company has not experienced any of the types of breaches referenced in that risk factor

Market for the Common Stock, Page 39

5.	Please expand to clarify that the shares of common stock of Mid-Southern Bancorp and those of Mid-Southern Savings Bank represent different economic interests and the market prices

Securites and Exchange Commission
April 27, 2018

of Mid-Southern Savings Bank stock before completion of the conversion and offering and the market prices of Mid-Southern Bancorp stock after the conversion and offering will be different.

Response:

We have added a new paragraph on page 40 to clarify the different economic interests represented by shares of the Company and Mid-Southern Savings Bank.

The Conversion And Offering

Stock Pricing and Number of Shares to be Issued, page 118

6.
We note that there appears to be a significant variation in asset size among the peer group companies as compared to each other and as compared to Mid-Southern Bancorp, as referenced in the table on page 7. Please revise to explain in greater detail how Keller and Company concluded that these companies could be considered the company's "peers" and therefore used in determining its appraised value.

Response:

On page 124 we inserted additional information on the criteria for the selection of the peer group.

7.
We note the downward adjustments made in the appraisal for earnings performance; market area; assets, loans and deposit growth; dividends; liquidity of the stock; subscription interest and marketing of the issue. Please discuss these adjustments and the associated conclusions of Keller and Company in the prospectus.

Response:

On page 124 additional information was added on each of the downward adjustments and the conclusions of Keller and Company in the appraisal.

Report of Independent Registered Public Accounting Firm, page 78

8.
Please revise your next amendment to have your independent auditor opine on the financial statements as required by Article 8-01(a) of Regulation S-X. Please update your accounting consent in Exhibit 23 as well.

Response:

The report of the independent auditor on page F-2 has been revised.  As requested, an updated consent is contained in Exhibit 23.

Securites and Exchange Commission
April 27, 2018

Part II.
Exhibit 5

9.
We note that the legal opinion does not indicate the number of shares being opined on. Please have counsel revise or advise. Please refer to Section II.B. of Staff Legal Bulletin No. 19 and Item 601(b)(5)(i) of Regulation S-K.

Response:

We have revised the legal opinion so that it includes the number of shares being opined on.

10.
Please have counsel remove the assumptions in the fifth paragraph that the registration statement and any amendments thereto will comply with all applicable laws and that the registration statement will comply with all applicable laws at the time the common stock is offered, as these assumptions undermine the legal conclusion stated in the opinion. Please refer to Section II.B.3.a. of Staff Legal Bulletin No. 19 and Item 601(b)(5)(i) of Regulation S-K.

Response:

We have deleted the requested assumptions and a revised legal opinion is included as Exhibit 5.

*****

We appreciate the Staff's assistance in reviewing Pre-Effective Amendment No. 1, and request that the Staff direct any questions to the undersigned.

Sincerely,
/s/John F. Breyer, Jr.

John F. Breyer, Jr.

Enclosure
cc:            Jessica Livingston, Staff Attorney, Securities and Exchange Commission
Alexander G. Babey, President and Chief Executive Officer, Mid-Southern Bancorp, Inc.